Exhibit 99.1

NOTICE

TO THE HOLDERS OF

4.500% NOTES DUE 2022 (the “Notes”)

(CUSIP No. 803865 AA2)*

NOTICE IS HEREBY GIVEN that, pursuant to Sections 801 and 901 of the Indenture, dated as of November 14, 2012 (the “Indenture”), among Sasol Financing International Plc, as issuer (the “Company”), Sasol Limited, as guarantor (the “Guarantor”) and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), effective as of November 15, 2014:

1.
the Company has conveyed or transferred its properties, assets, liabilities and business undertakings substantially as an entirety to Sasol Financing International Limited, a public company with limited liability duly incorporated and existing under the laws of the Republic of South Africa (the “Successor Entity”).  Both the Company and the Successor Entity are indirect, wholly owned subsidiaries of the Guarantor; and

2.
the Company, the Successor Entity, the Guarantor and the Trustee have entered into a first supplemental indenture (the “First Supplemental Indenture”), pursuant to which the Successor Entity, as issuer, (i) has assumed the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the Notes and the performance of every covenant of the Indenture on the part of the Company to be performed or observed, and (ii) has succeeded to, and been substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if it had been named as the Company in the Indenture.

The holders of the Notes will continue to draw the benefit of the guarantee extended by the Guarantor on the terms set out in the Indenture, as amended and supplemented by the First Supplemental Indenture.

NOTICE IS HEREBY FURTHER GIVEN that, pursuant to Section 113 of the Indenture, each of the Successor Entity and the Guarantor has appointed Sasol (USA) Corporation acting through its office at 900 Threadneedle, Suite 100, Houston, Texas 77079-2990 as its authorized agent (the “Authorized Agent”) upon which process may be served in any legal action or proceeding against it with respect to its obligations under the Indenture, the Securities of any series (including the Notes) or the Guarantee (as defined in the Indenture), instituted in any federal or state court in the Borough of Manhattan, The City of New York.  Sasol (USA) Corporation succeeds Sasol North America Inc. as Authorized Agent, and the designation of Sasol North America Inc. as Authorized Agent has terminated.

*The CUSIP numbers listed above are for information purposes only.  None of the Company, the Successor Entity, the Guarantor or the Trustee shall be responsible for the selection or use of the CUSIP numbers, nor is any representation made to their correctness or accuracy on the Notes or as indicated in any notice.

Dated:  November 17, 2014